Filed Pursuant to Rule 433

Registration Statement No. 333-231090

Dated May 1, 2019

CNA Financial Corporation

$500,000,000

3.900% Notes Due 2029

Issuer:	CNA Financial Corporation
Format:	SEC Registered
Securities:	3.900% Notes due 2029
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	May 1, 2019
Settlement Date*:	May 6, 2019 (T + 3)
Maturity Date:	May 1, 2029
Expected Ratings**:	Baa2 / BBB+
Moody’s / S&P
Interest Payment Dates:	Semi-annually on May 1 and November 1, commencing on November 1, 2019 (short first coupon)
Principal Amount:	$500,000,000
Treasury Benchmark:	UST 2.625% due February 15, 2029
Treasury Benchmark Yield:	2.482%
Spread to Treasury Benchmark:	T + 143 basis points
Yield to Maturity:	3.912%
Coupon:	3.900%
Price to Public:	99.902% of principal amount
Net Proceeds, before expenses:	$496,260,000
Optional Redemption:	At any time prior to February 1, 2029 at a discount rate of US Treasury + 25 basis points on or after February 1, 2029 at par
CUSIP / ISIN:	126117AV2 / US126117AV22
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
U.S. Bancorp Investments, Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC

Co-Managers:	The Williams Capital Group, L.P.
Samuel A. Ramirez & Company, Inc.

*It is expected that delivery of the Notes will be made against payment therefor on or about May 6, 2019, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it toll free by calling Barclays Capital Inc. at (888) 603-5847 or Citigroup Global Markets Inc. at (800) 831-9146 or by calling J.P. Morgan Securities LLC collect at (212) 834-4533.